Exhibit 99.1

Press release — No. 9/2017

Zealand has initiated a clinical trial to evaluate the potential for less than once-daily dosing with its long-acting GLP-2 analog glepaglutide

•                  30 subjects have already been dosed with glepaglutide in this clinical trial

•                  The trial was initiated based upon the positive Phase 2 results reported in June 2017 in patients with short bowel syndrome, which also indicated an extended half-life

•                  Results from this trial are expected in Q1 2018

Copenhagen, Denmark, October 12, 2017 — Zealand Pharma announces dosing has started in a clinical trial with glepaglutide under an investigational new drug application (IND) for the treatment of short bowel syndrome (SBS). Glepaglutide is a novel long-acting GLP-2 analog under development for the treatment of SBS.

Glepaglutide has been designed to be stable in liquid formulation for easy and convenient subcutaneous dosing. Following positive results from a Phase 2 trial in June 2017 indicating a longer than expected half-life for glepaglutide, Zealand initiated the ongoing pharmacokinetic (PK) trial to investigate the potential for less than once-daily dosing. In total, 75 subjects will be enrolled in the trial and the first 30 subjects have already been dosed.

The primary objective of the trial is to characterize the pharmacokinetic profile of glepaglutide and its primary active metabolites following once-daily and once-weekly subcutaneous (SC) injections and after a single intravenous (IV) infusion in healthy subjects (ClinicalTrials.gov identifier: NCT03279302). Results from the trial are expected in Q1 2018.

Zealand expects to initiate the Phase 3 glepaglutide program in 2018.

For further information, please contact:

Britt Meelby Jensen, President and CEO
Tel.: +45 51 67 61 28, e-mail: bmj@zealandpharma.com

Mats Blom, Executive Vice President and Chief Financial Officer

Tel.: +45 31 53 79 73, e-mail: mabl@zealandpharma.com

About Zealand Pharma A/S

Zealand Pharma A/S (Nasdaq Copenhagen and New York: ZEAL) is a biotechnology company focused on the discovery, design and development of innovative peptide-based medicines. Zealand has a portfolio of medicines and product candidates under license collaborations with Sanofi and Boehringer Ingelheim as well as a pipeline of internal product candidates focusing on specialty gastrointestinal and metabolic diseases. Zealand is based in Copenhagen, Denmark. For further information about the Company’s business and activities, please visit www.zealandpharma.com or follow us on Twitter @ZealandPharma or LinkedIn.

About Short Bowel Syndrome (SBS)

Short bowel syndrome is a serious condition involving intestinal function failure following the surgical removal of large parts of the small or large intestine due to cancer, ischemia or Crohn’s disease. Patients suffering from SBS have compromised intestinal absorptive capacity and lack the ability to maintain protein-energy, fluid, electrolyte and nutrient balances on a conventional diet. Many are therefore dependent on intravenous supplements in the form of fluids, salts and nutrition delivered through a central catheter to maintain body functions.